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            Filed by: CSX Transportation, Inc., Norfolk Southern Railway Company
                                               and Consolidated Rail Corporation
                                                            Pursuant to Rule 425
                                   under the Securities Act of 1933, as amended.

                                  Subject Company: Consolidated Rail Corporation
                     Commission File Nos.: 1-3359, 1-743, 1-3744, 1-4793, 1-5462

  On April 23, 2004, CSX Transportation, Inc., Norfolk Southern Railway Company and Consolidated Rail Corporation issued a joint press release announcing the filing of registration statements on Form S-4 with the Securities and
       Exchange Commission. The text of the joint press release follows:

   FOR IMMEDIATE RELEASE
   April 23, 2004

       CSXT and NSR File Registration Statements with SEC to Exchange Debt
                    Securities for Conrail's Debt Securities

WASHINGTON D.C. -- CSX Transportation, Inc. (CSXT) and Norfolk Southern Railway Company (NSR) today said they have taken a key step in establishing direct ownership and control of the two Consolidated Rail Corporation (Conrail) subsidiaries that contain the Conrail assets they currently separately operate.

CSXT and NSR each have filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (SEC) that describes an offer to exchange new unsecured debt securities of CSXT and NSR and cash for unsecured debt securities of Conrail. The filings initiate the final stage in implementing the restructuring of Conrail's unsecured indebtedness as described in the parties' joint petition filed June 4, 2003 with the Surface Transportation Board (STB). In connection with the offer to exchange, Conrail is soliciting consents from holders of its unsecured debt securities in order to permit the restructuring. As described in the Registration Statements, Conrail also intends to solicit the consents of certain holders of its equipment trust certificates and pass through trust certificates. The solicitation of these certificate holders is expected to occur concurrently with the proposed exchange offer and consent solicitation.

In May 1997, Norfolk Southern Corporation (NYSE: NSC) and CSX Corporation (NYSE:
CSX) acquired control of 58% and 42%, respectively, of Conrail's parent company. In June 1999, NSR and CSXT each began operating certain Conrail assets pursuant to separate operating agreements between Conrail and NSR and Conrail and CSXT. In November 2003, the STB authorized NSC, CSX and Conrail to reallocate these assets of Conrail directly to NSR and CSXT, in proportion to their respective 58% and 42% ownership interests in Conrail. The purpose of the exchange offer and consent solicitation is to facilitate this distribution of assets which, if completed, would permit the more efficient management of Conrail in a manner that preserves competition and clarifies financial reporting by CSX and NSC. The remaining assets would continue to be managed and operated by Conrail for the joint benefit of NSC and CSX.


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The Registration Statements may be reviewed by the SEC and will not be declared effective until any such review has been satisfactorily completed. Upon effectiveness of the Registration Statements, CSXT, NSR and Conrail intend to commence an exchange offer and consent solicitation with respect to Conrail's unsecured debt. Under the exchange offer and consent solicitation, each of Conrail's 9 3/4% Debentures due June 15, 2020 (currently $550 million outstanding) and 7 7/8% Debentures due May 15, 2043 (currently $250 million outstanding) tendered and accepted for exchange will be exchanged for new unsecured obligations of NSR and CSXT, each in proportion to their respective 58% and 42% ownership interests in Conrail, and a cash payment.

The debt securities offered in the exchange offer and consent solicitation will have economic terms, such as currency, interest rate and interest payment and maturity dates, substantially identical to those of the existing Conrail unsecured debt securities, other than the timing of the first interest payment. The new obligations of CSXT and NSR will have covenants and events of default substantially similar to those contained in existing indentures of CSX and NSC, respectively.

Assuming all of Conrail's unsecured securities are exchanged, immediately after the settlement of the offers, and subject to the treatment of fractional interests, NSR would be the obligor of $319 million principal amount of 9 3/4% Notes due June 15, 2020 and $145 million principal amount of 7 7/8% Notes due May 15, 2043, and CSXT would be the obligor of $231 million principal amount of 9 3/4% Notes due June 15, 2020 and $105 million principal amount of 7 7/8% Notes due May 15, 2043. The dealer manager for the exchange offer and consent solicitation is Morgan Stanley & Co. Incorporated.

The completion of the exchange offer and consent solicitation is subject to a number of conditions, including Conrail's successful solicitation of consents from the holders of certain of its secured debt obligations.

CSX Corporation, based in Jacksonville, Fla., owns the largest rail network in the eastern United States. CSXT and its 34,000 employees provide rail transportation services over a 23,000 route-mile network in 23 states, the District of Columbia and two Canadian provinces. CSX also provides intermodal and global container terminal operations through other subsidiaries.

NSC through its NSR subsidiary operates 21,500 route miles in 22 states, the District of Columbia and Ontario, serving every major container port in the eastern United States and providing connections to western rail carriers. NSC operates an extensive intermodal network and is the nation's largest rail carrier of automotive parts and finished vehicles.

Conrail is a principal freight railroad in the Northeastern United States, and is indirectly owned 58% by NSR and 42% by CSXT.

This press release and other statements made by CSXT, NSR and Conrail contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act with respect to, among other items: projections and estimates of earnings, revenues, cost-savings, expenses or other financial items; statements of management's


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plans, strategies and objectives for future operations, and management's expectations as to future performance and operations and the time by which objectives will be achieved; statements concerning proposed new products and services; and statements regarding future economic, industry or market conditions or performance. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "project" and similar expressions. Forward-looking statements speak only as of the date they are made, and none of CSXT, NSR or Conrail undertakes any obligation to update or revise any forward-looking statement. If CSXT, NSR or Conrail do update any forward-looking statement, no inference should be drawn that CSXT, NSR or Conrail will make additional updates with respect to that statement or any other forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, and actual performance or results could differ materially from those anticipated by the forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by these forward-looking statements include, among others: (i) success in implementing its financial and operational initiatives; (ii) changes in domestic or international economic or business conditions, including those affecting the rail industry (such as the impact of industry competition, conditions, performance and consolidation); (iii) legislative or regulatory changes; and
(iv) the outcome of claims and litigation involving or affecting a company. Other important assumptions and factors that could cause actual results to differ materially from those in the forward-looking statements made by CSXT are specified elsewhere in CSXT's documents filed with the SEC. Documents filed with the SEC by CSXT and NSR are accessible on the SEC's website at www.sec.gov, CSXT's website at www.csxt.com and NSC's website at www.nscorp.com.

Registration statements relating to the new CSXT and NSR unsecured debt securities have been filed with the SEC but have not yet become effective. These debt securities may not be sold nor may offers to exchange be accepted prior to the time the registration statements become effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Prospectus and consent solicitation statements and related exchange offer materials will be mailed to holders of Conrail's unsecured debentures in connection with the proposed exchange offer and consent solicitation. These documents will contain important information about the proposed transaction and the proposed exchange offer and consent solicitation. INVESTORS AND HOLDERS OF CONRAIL'S UNSECURED DEBENTURES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE. Investors and holders of Conrail's unsecured debentures will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. In addition, free copies of these documents may be obtained from Conrail by directing a request to: Consolidated Rail Corporation, 2001 Market Street, Philadelphia, PA 19103, Attention:
Corporate Secretary, (215) 209-4054. In addition to the registration statements and prospectuses,




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CSX and NSC file annual, quarterly and special reports, proxy statements and other information with the SEC. These SEC filings are available to the public through the website maintained by the SEC at http://www.sec.gov. Upon the SEC's declaration of effectiveness of the Registration Statements, a written prospectus meeting the requirements of Section 10 of the Securities Act of 1933 may also be obtained from: Morgan Stanley & Co. Incorporated, Liability Management Group, 1585 Broadway, Second Floor, New York, New York 10036,
Attention: Simon Morgan, phone number: (212) 761-2219.

                                      ###

For further information contact:

     (Media and Investors) Adam Hollingsworth, CSX, 904-366-2949

     (Media) Bob Fort, NSC, 757-629-2710

     (Investors) Leanne McGruder, NSC, 757-629-2861